Jonathan R. Zimmerman
JZimmerman@faegre.com
(612) 766-8419
June 3, 2011
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-3561
Attention:          Mark P. Shuman, Legal Branch Chief
Re:	SPS Commerce, Inc. Registration Statement on Form S-3 (File No. 333-174026) (the “Registration Statement”)
Ladies and Gentlemen:
     On behalf of SPS Commerce, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the Commission’s staff (the “Staff”) as set forth in the letter of Mark P. Shuman, Legal Branch Chief, dated June 2, 2011 (the “Comment Letter”). We have enclosed for your reference two courtesy copies of Amendment No. 1 to the Registration Statement (the “Amendment”) in a clean version and two copies of the Amendment in a version marked to show changes from the initial filing of the Registration Statement.
     The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to we, our or us mean the Company or its advisors, as the context may require.
Prospectus Cover Page
1.	Please disclose on the cover page a concise description of the offering price of the securities, rather than a cross-reference to the Plan of Distribution section. See Instruction 2 to Item 501(b)(3) of Regulation S-K.

Company Response:

The Company revised the cover page to include a concise description of the methods by which the offering price of the securities might be determined as necessary to comply with Instruction 2 to Item 501(b)(3) of Regulation S-K.
Incorporation of Certain Documents by Reference, page 10
2.	Please incorporate by reference all applicable reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year, including all filed Current Reports on Form 8-K. Refer to Item 12 of Form S-3. In this regard, we note that you have not incorporated by reference your Forms 8-K filed on May 18, 2011 and May 23, 2011.

June 3, 2011

Company Response:

The Amendment incorporates by reference the Forms 8-K filed by the Company with the Commission since the end of its most recently completed fiscal year, including those filed on May 18, 2011 and May 23, 2011.
Part II. Information Not required in the Prospectus
Item 17. Undertakings, page II-2
3.	Please provide all appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C of the Securities Act of 1933 may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included.

Company Response:

The Company revised Item 17 to include the undertakings required by Item 512(a)(5)(i) and Item 512(a)(6) of Regulation S-K. The Company respectfully advises the Staff that it included the undertakings required by Item 512(a)(5)(i) rather than Item 512(a)(5)(ii) because the Company intends to rely on Rule 430B rather than Rule 430C to omit information required by the form to be included in the prospectus that is unknown or is not reasonably available to the Company for any offering that is conducted by the selling stockholder pursuant to Rule 415(a)(1)(i) or by the Company pursuant to Rule 415(a)(1)(x).
     Please do not hesitate to call me at 612-766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.
Sincerely,
/s/ Jonathan R. Zimmerman
Jonathan R. Zimmerman
Enclosures

cc:	Jan Woo, Staff Attorney, Securities and Exchange Commission (w/out encl.)
Archie C. Black, Chief Executive Officer, SPS Commerce, Inc. (w/out encl.)
Kimberley K. Nelson, Chief Financial Officer, SPS Commerce, Inc. (w/out encl.)